**Exhibit 1.01**

## Conflict Minerals Report

This Conflict Minerals Report of Illinois Tool Works Inc. for calendar year 2014 has been prepared in accordance with the requirements of Rule 13p-1 ("Rule 13p-1") and Form SD (together referred to as the "Conflict Minerals Rule") of the United States Securities and Exchange Commission ("SEC"). Unless the context indicates otherwise, the terms "Company," "ITW," "we," "its," "us" and "our" refer to Illinois Tool Works Inc. and its consolidated subsidiaries.

"Conflict minerals" or "3TG" as used in this report, refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and/or gold, without regard to their location of origin.

## Applicability of the Conflict Minerals Rule to Our Company

ITW, founded in 1912 and incorporated in 1915, is a global manufacturer of a diversified range of industrial products and equipment. As of December 31, 2014, the Company has approximately 90 divisions in 57 countries. All of our segments manufacture products that contain conflict minerals that are necessary to the functionality or production of the products (which we sometimes refer to herein as "in-scope" products).

Most of our businesses are many levels removed from 3TG mining, smelting and processing facilities, and we have no relationships with mines. In addition, our operations are global in scope and, because our individual businesses independently make sourcing decisions from suppliers in local markets, our supplier base is numerous and greatly diverse, both in terms of supplier type and geographic location. Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify stakeholders upstream from our direct suppliers. We rely on our direct suppliers to provide information on smelters and refiners as well as the origin of 3TG contained in our in-scope products. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our suppliers responsibly source conflict minerals.

For 2014, each of our in-scope products contained at least some conflict minerals content for which we were unable to determine the origin. In-scope product, smelter and refiner information in respect of 2014 is described under "Product Information" and "Smelters and Refiners; Country of Origin" below and on Annex A. We have not found for 2014 that any of the necessary conflict minerals contained in our in-scope products directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo (the "DRC") or an adjoining country (collectively, the "Covered Countries"). However, we did not conclude that any of our products were "DRC conflict free." The terms "adjoining country," "armed group," and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.

## ITW Conflict Minerals Policy

ITW has adopted a company-wide conflict minerals policy (the "Policy"), which is available on our website at www.itw.com. The Policy is accessible by clicking on "About ITW" on the home page, and then the "Suppliers" link. Our Policy states that we support the aims and objectives of the U.S. legislation on the supply of conflict minerals, and we do not knowingly procure conflict minerals that originate from the Covered Countries unless they originate from mines or smelters that are certified as "conflict free." Pursuant to our Policy, we ask our suppliers to undertake reasonable due diligence with their supply chains to determine whether products containing conflict minerals used in the manufacture of our products originate from a Covered Country and, if they do originate from a Covered Country, that the mines or smelters be certified as "conflict free" by an independent third party. If we discover that any conflict minerals procured by us are produced in a Covered Country from facilities that are not certified as "conflict free," we will request that our supplier ask the facility to become certified as "conflict free" or use our best efforts to transition the product to be conflict free.

**Reasonable Country of Origin Inquiry Information**

As required by the Conflict Minerals Rule, for 2014, we conducted a "reasonable country of origin inquiry" ("RCOI"). We designed our RCOI in good faith to determine the origin of conflict minerals that are necessary to the functionality or production of products we manufacture or contract to manufacture.

Our outreach included all suppliers (the "Suppliers") that we identified as having provided us with components, parts or products that contain conflict minerals or that we believe may contain conflict minerals. In 2014 we sought to improve our communications with our businesses and with our Suppliers in order to make the process simpler and easier to follow, with the goal being to increase Supplier response rates and the quality of information received. Our RCOI excluded our Industrial Packaging segment, which we sold on May 1, 2014. We determined that it was impractical to seek to obtain information from suppliers for the portion of the year that we owned that business, since our outreach to suppliers would have occurred following the sale and we believed that suppliers were unlikely to provide a response limited to our period of ownership.

Our Supplier responses identified 107 smelters certified by the Conflict-Free Sourcing Initiative ("CFSI") as conflict free; we determined that 87 of these compliant smelters were sourced from outside the Covered Countries. Our determination was based on country of origin information made available by the CFSI to its members.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.

For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

**Due Diligence Program Design**

*Design Framework*

ITW´s due diligence processes and efforts utilize the *Organisation for Economic Co-operation and Development 's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected And High-Risk Areas* (Second Edition, 2013) (the "OECD Guidance"), an internationally recognized due diligence framework as required by the SEC.

*Selected Elements of Design Framework*

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the discrete elements of the program that we have put in place to help ensure that the conflict minerals contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2014 are discussed under "Due Diligence Program Execution."

*OECD Step 1 - Establish strong management systems*

- ITW's Policy, approved by our Chief Executive Officer, has been circulated to selected personnel and suppliers and is accessible on our website.

- ITW has a cross-functional conflict minerals committee (the "Committee"). The Committee is headed by ITW's Vice President of Strategic Sourcing, who reports to ITW's Vice Chairman, and includes dedicated employees and representatives from legal, environmental and chemical compliance, sustainability and environmental, strategic sourcing, internal audit, IT, and selected personnel from various operations. Our compliance efforts are supplemented by specialist outside counsel. The Committee meets on a regular basis to discuss the conflict minerals compliance process and developments. Senior management is briefed on the results of our due diligence efforts on a regular basis.

- We use a third party software vendor to coordinate and track RCOI and due diligence interactions between ITW businesses, their customers and suppliers through use of a cloud-based conflict minerals tracking tool (the "CM System").

- We maintain an intranet conflict minerals website which contains educational information on the Conflict Minerals Rule, resource materials, and guidance on the RCOI and due diligence process for businesses that have or may have in-scope products. The site also contains step-by-step instructions for making supplier inquiries, including a link to a training video regarding our CM System, and can be accessed by all ITW businesses for reference.

- Our conflict minerals intranet provides information and guidance to assist our businesses in their determination of whether any conflict minerals are contained in their products.

- ITW businesses use the Conflict Minerals Reporting Template developed by the CFSI to request information from suppliers, and require that their suppliers utilize the CM System to respond to their inquiries. The reporting template requests information regarding conflict minerals included in the suppliers' products, smelter identity and location, and other information about the suppliers' conflict minerals policies and practices.

- ITW is a member of the CFSI.

- ITW educates key suppliers through presentations regarding our conflict minerals compliance program during supplier conferences and other interactions.

- ITW has included wording in its supplier contract "Terms and Conditions" that reflects the Policy and obligates suppliers to take such actions as requested by ITW to enable us to comply with our conflict minerals disclosure requirements.

- ITW maintains a web- and telephone-based reporting system (Helpline), providing employees with a confidential reporting mechanism by which they can communicate issues and concerns associated with violations of ITW's Principles of Conduct, which requires all employees to comply with all applicable laws and Company policies, including the Policy. The Helpline is also available to external stakeholders and suppliers through a public domain website.

- ITW retains the conflict minerals related records for at least five years.

*OECD Step 2 - Identify and assess risk in the supply chain*

- Our businesses are directed to determine, by inquiring of relevant personnel, whether any conflict minerals are contained in their products. Resources and instructions for making this determination are included on our intranet site described under Step 1 above.

- Our businesses are instructed to send out conflict mineral inquiry requests to our direct in-scope suppliers through our CM System, directing each supplier to complete the CFSI Conflict Minerals Reporting Template.

- We conduct follow-up (including email and phone communications), pursuant to internally developed written procedures, to the extent that a response is not received or otherwise triggers specified "red flags." In 2014 we strengthened our internal procedures for Supplier inquiries by simplifying our written communications and giving our businesses specific written instructions for Supplier follow-up.

- Smelter and refiner information provided by suppliers is reviewed against the Standard Smelter Names tab of the Conflict Minerals Reporting Template.

- Smelter and refiner information also is reviewed against the lists of "compliant" and "active" smelters and refiners and country of origin information published by the CFSI and contained in the CM System.

*OECD Step 3 - Design and implement a strategy to respond to identified risks*

- Findings are discussed by our strategic sourcing personnel, and a listing of suppliers identified as using conflict minerals from a Covered Country is provided to management in our strategic sourcing and legal departments.

- If an individual business receives a response from a supplier indicating the presence of conflict minerals from a Covered Country, communications with that supplier are escalated, and the business is instructed to review the supplier's response with the supplier.

- To the extent that conflict minerals are confirmed by a supplier as not being from a CFSI compliant source in a Covered Country, our businesses are instructed to work with the supplier, where possible, to seek certification of the processor as a compliant smelter or refiner or to source from a compliant source. These supplier situations are reviewed on a case-by-case basis, and the communications take place outside of the CM System.

*OECD Step 4 - Carry out independent third party audit of supply chain diligence at identified points in the supply chain*

- In connection with our due diligence, we rely on the CFSI's Conflict-Free Smelter Program to perform third-party audits of smelters and refiners.

- We support independent third-party audits by being a member of the CFSI.

*OECD Step 5 - Report annually on supply chain due diligence*

- We file a Form SD and a Conflict Minerals Report with the SEC and make these documents available on our website. We also include a discussion of our efforts in the area of conflict minerals in our annual Corporate Social Responsibility Report.

**Due Diligence Program Execution**

We performed the following due diligence measures in respect of the 2014 compliance period. These are not all of the measures that we took in furtherance of our conflict minerals compliance program or pursuant to the OECD Guidance. For a discussion of the design of our due diligence measures, please see "Due Diligence Program Design."

- We joined the CFSI.

- We sent 4,874 requests to Suppliers to provide us with a completed CFSI Conflict Minerals Reporting Template. A number of our businesses source different products from the same supplier, and each business sends inquiries to all suppliers of in-scope products; accordingly, the total number of unique suppliers is less than the number of Suppliers queried. We followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request. We received 1,622 Conflict Minerals Reporting Templates from the Suppliers.

- We reviewed the completed responses received from the Suppliers based on our internal written review criteria to identify incomplete or inaccurate responses or responses that triggered a "red flag."

- We reviewed the smelters and refiners identified to us by the Suppliers against those contained on the Standard Smelter Names tab of the CFSI Conflict Minerals Reporting Template.

- To the extent that a completed response identified a smelter or refiner, we also reviewed that information against the list of smelters and refiners in the CM System that have been verified as compliant by the CFSI and those that have committed to actively pursue compliant status.

- Our Conflict Minerals compliance team reported the findings of its compliance efforts in respect of 2014 to our Vice President of Strategic Sourcing.

## Product Information

For 2014, our in-scope products required to be described in this Conflict Minerals Report included products in each of the categories below:

| | |
|---|---|
| Arc welding and cutting equipment and consumables | Inspection equipment |
| Commercial ovens | LEDs, LCDs |
| Commercial refrigerators | Marking and coding equipment |
| Electrical devices | mixers |
| Electronic equipment | Industrial warewashers |
| Equipment and consumables for testing and measuring of materials | Printers and dispensers |
| Fastening tools | Sealing equipment |
| Flow control meters | Switches, capacitors and electronics |
| Hot stamp machines | Testing equipment |
| Industrial equipment | Various automotive component assemblies |
| Industrial ovens | Warehouse equipment |

## Identified Smelters and Refiners

Our Supplier responses identified 107 smelters and refiners that were on the CFSI compliant list, 12 that were listed as active and 154 that were on the Standard Smelter List but not compliant or active. These facilities are listed on Annex A. The information in Annex A includes only the information and entities identified by our Suppliers as smelters and refiners on the Standard Smelter List contained in the CM System as of May 28, 2015, which are those entities identified to us that we were able to determine were smelters or refiners. Entities identified by our Suppliers that are not on Annex A will be submitted to the CFSI to support their ongoing effort to identify and audit all 3TG smelters and refiners.

Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information, and our due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary conflict minerals contained in our in-scope products.

Annex A also includes information concerning the identified countries of origin of the smelters and refiners listed on Annex A. Due to the challenges of tracing a multi-tier supply chain, for 2014, we were unable to determine the origin of at least a portion of the conflict minerals in each of our in-scope products. We have not found for 2014 that any of our in-scope products contained necessary Conflict Minerals that directly or indirectly financed or benefited an armed group in a Covered Country. An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to a Covered Country. However, we did not conclude that any of our products were "DRC conflict free."

We endeavored to determine the mine or location of origin of the conflict minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed CFSI Conflict Minerals Reporting Template. Where a smelter or refiner was identified, we also reviewed information made available by the CFSI to its members to try to determine the mine or location of origin.

**Additional Risk Mitigation**

We intend to take the following additional steps in respect of our 2015 compliance to mitigate the risk that the necessary conflict minerals in our in-scope products benefit armed groups:

● Use Revision 4.0 of the Conflict Minerals Reporting Template for our 2015 supplier outreach.

● Continue to analyze and review our current processes to improve their effectiveness and efficiency.

● Continue to enhance supplier communication and training to improve due diligence data accuracy and completion.

● Through our direct suppliers, continue to influence additional smelters in our supply chain to obtain conflict free certification, where possible.

● Continue our membership in the CFSI and support the CFSI's certification of conflict free smelters.

● Submit to the CFSI facilities identified by our Suppliers that are not on the Standard Smelter List, to support the CFSI's ongoing effort to identify and audit all 3TG smelters and refiners.

● Communicate ITW's expectations regarding conflict-free sourcing in our internal Strategic Sourcing meetings and, in turn, with our suppliers.

**Annex A to Exhibit 1.01**

| CFSI Compliant Smelters | | |
|---|---|---|
| **Name** | **Country** | **Smelter ID** |
| Alpha | UNITED STATES | CID000292 |
| AngloGold Ashanti Córrego do Sítio Minerção | BRAZIL | CID000058 |
| Argor-Heraeus SA | SWITZERLAND | CID000077 |
| Asahi Pretec Corporation | JAPAN | CID000082 |
| Asia Tungsten Products Vietnam Ltd. | VIETNAM | CID002502 |
| Aurubis AG | GERMANY | CID000113 |
| CCR Refinery – Glencore Canada Corporation | CANADA | CID000185 |
| Chimet S.p.A. | ITALY | CID000233 |
| Conghua Tantalum and Niobium Smeltry | CHINA | CID000291 |
| CV United Smelting | INDONESIA | CID000315 |
| D Block Metals, LLC | UNITED STATES | CID002504 |
| Dowa | JAPAN | CID000401 |
| Dowa | JAPAN | CID000402 |
| Duoluoshan | CHINA | CID000410 |
| Exotech Inc. | UNITED STATES | CID000456 |
| F&X Electro-Materials Ltd. | CHINA | CID000460 |
| Ganzhou Huaxing Tungsten Products Co., Ltd. | CHINA | CID000875 |
| Ganzhou Jiangwu Ferrotungsten Co., Ltd. | CHINA | CID002315 |
| Gejiu Non-Ferrous Metal Processing Co. Ltd. | CHINA | CID000538 |
| Global Advanced Metals Boyertown | UNITED STATES | CID002557 |
| Global Tungsten & Powders Corp. | UNITED STATES | CID000568 |
| Guangdong Zhiyuan New Material Co., Ltd. | CHINA | CID000616 |
| H.C. Starck Co., Ltd. | THAILAND | CID002544 |
| H.C. Starck GmbH Goslar | GERMANY | CID002545 |
| H.C. Starck GmbH Laufenburg | GERMANY | CID002546 |
| H.C. Starck Smelting GmbH & Co.KG | GERMANY | CID002542 |
| H.C. Starck Smelting GmbH & Co.KG | GERMANY | CID002550 |
| Heimerle + Meule GmbH | GERMANY | CID000694 |
| Hengyang King Xing Lifeng New Materials Co., Ltd. | CHINA | CID002492 |
| Heraeus Ltd. Hong Kong | HONG KONG | CID000707 |
| Heraeus Precious Metals GmbH & Co. KG | GERMANY | CID000711 |
| Hi-Temp | UNITED STATES | CID000731 |
| Hunan Chunchang Nonferrous Metals Co., Ltd. | CHINA | CID000769 |
| Ishifuku Metal Industry Co., Ltd. | JAPAN | CID000807 |
| Istanbul Gold Refinery | TURKEY | CID000814 |
| JiuJiang JinXin Nonferrous Metals Co., Ltd. | CHINA | CID000914 |
| Jiujiang Tanbre Co., Ltd. | CHINA | CID000917 |
| Jiujiang Zhongao Tantalum & Niobium Co, Ltd | CHINA | CID002506 |
| Johnson Matthey Inc | UNITED STATES | CID000920 |
| Johnson Matthey Ltd | CANADA | CID000924 |
| JX Nippon Mining & Metals Co., Ltd. | JAPAN | CID000937 |
| KEMET Blue Metals | MEXICO | CID002539 |

| | | |
|---|---|---|
| KEMET Blue Powder | UNITED STATES | CID002568 |
| Kennecott Utah Copper LLC | UNITED STATES | CID000969 |
| Kojima Chemicals Co., Ltd | JAPAN | CID000981 |
| LSM Brasil S.A. | BRAZIL | CID001076 |
| LS-NIKKO Copper Inc. | KOREA, REPUBLIC OF | CID001078 |
| Magnu's Minerais Metais e Ligas LTDA | BRAZIL | CID002468 |
| Malaysia Smelting Corporation (MSC) | MALAYSIA | CID001105 |
| Malipo Haiyu Tungsten Co., Ltd. | CHINA | CID002319 |
| Materion | UNITED STATES | CID001113 |
| Matsuda Sangyo Co., Ltd. | JAPAN | CID001119 |
| Metallurgical Products India (Pvt.) Ltd. | INDIA | CID001163 |
| Metalor Technologies (Hong Kong) Ltd | HONG KONG | CID001149 |
| Metalor Technologies SA | SWITZERLAND | CID001153 |
| Metalor USA Refining Corporation | UNITED STATES | CID001157 |
| Mineração Taboca S.A. | BRAZIL | CID001173 |
| Mineração Taboca S.A. | BRAZIL | CID001175 |
| Minsur | PERU | CID001182 |
| Mitsubishi Materials Corporation | JAPAN | CID001188 |
| Mitsubishi Materials Corporation | JAPAN | CID001191 |
| Mitsui Mining & Smelting | JAPAN | CID001192 |
| Mitsui Mining and Smelting Co., Ltd. | JAPAN | CID001193 |
| MMTC-PAMP India Pvt. Ltd | INDIA | CID002509 |
| Molycorp Silmet A.S. | ESTONIA | CID001200 |
| Nihon Material Co. LTD | JAPAN | CID001259 |
| Ningxia Orient Tantalum Industry Co., Ltd. | CHINA | CID001277 |
| Ohio Precious Metals, LLC | UNITED STATES | CID001322 |
| Ohura Precious Metal Industry Co., Ltd | JAPAN | CID001325 |
| OMSA | BOLIVIA | CID001337 |
| PAMP SA | SWITZERLAND | CID001352 |
| PT Bangka Tin Industry | INDONESIA | CID001419 |
| PT Bukit Timah | INDONESIA | CID001428 |
| PT DS Jaya Abadi | INDONESIA | CID001434 |
| PT Eunindo Usaha Mandiri | INDONESIA | CID001438 |
| PT REFINED BANGKA TIN | INDONESIA | CID001460 |
| PT Stanindo Inti Perkasa | INDONESIA | CID001468 |
| PT Tambang Timah | INDONESIA | CID001477 |
| PT Timah (Persero), Tbk | INDONESIA | CID001482 |
| QuantumClean | UNITED STATES | CID001508 |
| Rand Refinery (Pty) Ltd | SOUTH AFRICA | CID001512 |
| Republic Metals Corporation | UNITED STATES | CID002510 |
| RFH Tantalum Smeltry Co., Ltd | CHINA | CID001522 |
| Royal Canadian Mint | CANADA | CID001534 |
| SEMPSA Joyería Platería SA | SPAIN | CID001585 |
| Singway Technology Co., Ltd. | TAIWAN | CID002516 |
| Solar Applied Materials Technology Corp. | TAIWAN | CID001761 |

| | | |
|---|---|---|
| Solikamsk Magnesium Works OAO | RUSSIAN FEDERATION | CID001769 |
| Sumitomo Metal Mining Co., Ltd. | JAPAN | CID001798 |
| Taki Chemicals | JAPAN | CID001869 |
| Tanaka Kikinzoku Kogyo K.K. | JAPAN | CID001875 |
| Telex | UNITED STATES | CID001891 |
| Tokuriki Honten Co., Ltd | JAPAN | CID001938 |
| Ulba | KAZAKHSTAN | CID001969 |
| Umicore Brasil Ltda | BRAZIL | CID001977 |
| Umicore SA Business Unit Precious Metals Refining | BELGIUM | CID001980 |
| United Precious Metal Refining, Inc. | UNITED STATES | CID001993 |
| Valcambi SA | SWITZERLAND | CID002003 |
| Vietnam Youngsun Tungsten Industry Co., Ltd | VIETNAM | CID002011 |
| Western Australian Mint trading as The Perth Mint | AUSTRALIA | CID002030 |
| White Solder Metalurgia e Mineração Ltda. | BRAZIL | CID002036 |
| Wolfram Bergbau und Hütten AG | AUSTRIA | CID002044 |
| Xiamen Tungsten (H.C.) Co., Ltd. | CHINA | CID002320 |
| Xiamen Tungsten Co., Ltd. | CHINA | CID002082 |
| Yichun Jin Yang Rare Metal Co., Ltd | CHINA | CID002307 |
| Yunnan Tin Company, Ltd. | CHINA | CID002180 |
| Zhuzhou Cement Carbide | CHINA | CID002232 |

| Other Smelters | | | |
|---|---|---|---|
| **Name** | **Country** | **Smelter ID** | **Active** |
| A.L.M.T. Corp. | JAPAN | CID000004 | |
| Advanced Chemical Company | UNITED STATES | CID000015 | |
| Aida Chemical Industries Co. Ltd. | JAPAN | CID000019 | |
| Aktyubinsk | RUSSIAN FEDERATION | CID000028 | |
| Allgemeine Gold-und Silberscheideanstalt A.G. | GERMANY | CID000035 | |
| Almalyk Mining and Metallurgical Complex (AMMC) | UZBEKISTAN | CID000041 | |
| Asaka Riken Co Ltd | JAPAN | CID000090 | Active |
| Atasay Kuyumculuk Sanayi Ve Ticaret A.S. | TURKEY | CID000103 | |
| Bangko Sentral ng Pilipinas (Central Bank of the Philippines) | PHILIPPINES | CID000128 | |
| Bauer Walser AG | GERMANY | CID000141 | |
| Boliden AB | SWEDEN | CID000157 | |
| C. Hafner GmbH + Co. KG | GERMANY | CID000176 | |
| Caridad | MEXICO | CID000180 | |
| Cendres + Métaux SA | SWITZERLAND | CID000189 | Active |
| Changsha South Tantalum Niobium Co., Ltd. | CHINA | CID000211 | |
| Chenzhou Diamond Tungsten Products Co., Ltd. | CHINA | CID002513 | |
| China National Gold Group Corporation | CHINA | CID000242 | |
| China Rare Metal Materials Company | CHINA | CID000244 | |
| China Tin Group Co., Ltd. | CHINA | CID001070 | |
| Chongyi Zhangyuan Tungsten Co., Ltd. | CHINA | CID000258 | |
| Chugai Mining | JAPAN | CID000264 | |
| CNMC (Guangxi) PGMA Co. Ltd. | CHINA | CID000278 | |
| Colt Refining | UNITED STATES | CID000288 | |
| Cooper Santa | BRAZIL | CID000295 | |
| CV Gita Pesona | INDONESIA | CID000306 | |
| CV JusTindo | INDONESIA | CID000307 | |
| CV Makmur Jaya | INDONESIA | CID000308 | |
| CV Nurjanah | INDONESIA | CID000309 | |
| CV Serumpun Sebalai | INDONESIA | CID000313 | |
| CV Venus Inti Perkasa | INDONESIA | CID002455 | |
| Daejin Indus Co. Ltd | KOREA, REPUBLIC OF | CID000328 | |
| Daye Non-Ferrous Metals Mining Ltd. | CHINA | CID000343 | |
| Dayu Jincheng Tungsten Industry Co., Ltd. | CHINA | CID002518 | |
| Dayu Weiliang Tungsten Co., Ltd. | CHINA | CID000345 | |
| Do Sung Corporation | KOREA, REPUBLIC OF | CID000359 | |
| Doduco | GERMANY | CID000362 | Active |
| Eco-System Recycling Co., Ltd. | JAPAN | CID000425 | |
| EM Vinto | BOLIVIA | CID000438 | |
| Fenix Metals | POLAND | CID000468 | Active |
| FIR Metals & Resource., Ltd. | CHINA | CID002505 | |
| FSE Novosibirsk Refinery | RUSSIAN FEDERATION | CID000493 | |
| Fujian Jinxin Tungsten Co., Ltd. | CHINA | CID000499 | |

| | | | | |
|---|---|---|---|---|
| Gansu Seemine Material Hi-Tech Co Ltd | CHINA | CID000522 | | |
| Ganxian Shirui New Material Co., Ltd. | CHINA | CID002531 | | |
| Ganzhou Non-ferrous Metals Smelting Co., Ltd. | CHINA | CID000868 | | |
| Ganzhou Seadragon W & Mo Co., Ltd. | CHINA | CID002494 | | |
| Ganzhou Yatai Tungsten Co., Ltd. | CHINA | CID002536 | | |
| Gejiu Kai Meng Industry and Trade LLC | CHINA | CID000942 | | |
| Gejiu Zi-Li | CHINA | CID000555 | | |
| Global Advanced Metals Aizu | JAPAN | CID002558 | | |
| Guangdong Jinding Gold Limited | CHINA | CID002312 | | |
| Guangdong Xianglu Tungsten Co., Ltd. | CHINA | CID000218 | | |
| Guizhou Zhenhua Xinyun Technology Ltd., Kaili branch | CHINA | CID002501 | | |
| H.C. Starck GmbH | GERMANY | CID002541 | | |
| H.C. Starck Hermsdorf GmbH | GERMANY | CID002547 | | |
| H.C. Starck Inc. | UNITED STATES | CID002548 | | |
| H.C. Starck Ltd. | JAPAN | CID002549 | | |
| Hangzhou Fuchunjiang Smelting Co., Ltd. | CHINA | CID000671 | | |
| Huichang Jinshunda Tin Co. Ltd | CHINA | CID000760 | | |
| Hunan Chenzhou Mining Group Co., Ltd. | CHINA | CID000766 | | |
| Hunan Chenzhou Mining Group Co., Ltd. | CHINA | CID000767 | | |
| Hwasung CJ Co. Ltd | KOREA, REPUBLIC OF | CID000778 | | |
| Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited | CHINA | CID000801 | | |
| Japan Mint | JAPAN | CID000823 | | |
| Japan New Metals Co., Ltd. | JAPAN | CID000825 | | |
| Jiangwu H.C. Starck Tungsten Products Co., Ltd. | CHINA | CID002551 | | |
| Jiangxi Copper Company Limited | CHINA | CID000855 | | |
| Jiangxi Dinghai Tantalum & Niobium Co., LTD | CHINA | CID002512 | | |
| Jiangxi Gan Bei Tungsten Co., Ltd. | CHINA | CID002321 | | |
| Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd. | CHINA | CID002313 | | |
| Jiangxi Nanshan | CHINA | CID000864 | | |
| Jiangxi Richsea New Materials Co., Ltd. | CHINA | CID002493 | | |
| Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd. | CHINA | CID002318 | | |
| Jiangxi Xinsheng Tungsten Industry Co., Ltd. | CHINA | CID002317 | | |
| Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd. | CHINA | CID002535 | | |
| Jiangxi Yaosheng Tungsten Co., Ltd. | CHINA | CID002316 | | |
| JSC Ekaterinburg Non-Ferrous Metal Processing Plant | RUSSIAN FEDERATION | CID000927 | | |
| JSC Uralelectromed | RUSSIAN FEDERATION | CID000929 | | |
| Kazzinc Ltd | KAZAKHSTAN | CID000957 | | |
| Kennametal Fallon | UNITED STATES | CID000966 | | |
| Kennametal Huntsville | UNITED STATES | CID000105 | | |
| KGHM Polska Miedź Spółka Akcyjna | POLAND | CID002511 | | |
| King-Tan Tantalum Industry Ltd | CHINA | CID000973 | | |
| Korea Metal Co. Ltd | KOREA, REPUBLIC OF | CID000988 | | |
| Kyrgyzaltyn JSC | KYRGYZSTAN | CID001029 | | |

| | | | |
|---|---|---|---|
| L' azurde Company For Jewelry | SAUDI ARABIA | CID001032 | |
| Lingbao Gold Company Limited | CHINA | CID001056 | |
| Lingbao Jinyuan Tonghui Refinery Co. Ltd. | CHINA | CID001058 | |
| Linwu Xianggui Smelter Co | CHINA | CID001063 | |
| Luoyang Zijin Yinhui Metal Smelt Co Ltd | CHINA | CID001093 | |
| Melt Metais e Ligas S/A | BRAZIL | CID002500 | |
| Metallo Chimique | BELGIUM | CID001143 | |
| Metalor Technologies (Singapore) Pte. Ltd. | SINGAPORE | CID001152 | |
| Met-Mex Peñoles, S.A. | MEXICO | CID001161 | |
| Moscow Special Alloys Processing Plant | RUSSIAN FEDERATION | CID001204 | |
| Nadir Metal Rafineri San. Ve Tic. A.Ş. | TURKEY | CID001220 | |
| Navoi Mining and Metallurgical Combinat | UZBEKISTAN | CID001236 | |
| Novosibirsk Integrated Tin Works | RUSSIAN FEDERATION | CID001305 | |
| Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC | VIETNAM | CID002543 | |
| O.M. Manufacturing (Thailand) Co., Ltd. | THAILAND | CID001314 | Active |
| O.M. Manufacturing Philippines, Inc. | PHILIPPINES | CID002517 | |
| OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastvetmet) | RUSSIAN FEDERATION | CID001326 | |
| OJSC Kolyma Refinery | RUSSIAN FEDERATION | CID001328 | |
| Penglai Penggang Gold Industry Co Ltd | CHINA | CID001362 | |
| Phoenix Metal Ltd | RWANDA | CID002507 | Active |
| Plansee SE Liezen | AUSTRIA | CID002540 | |
| Plansee SE Reutte | AUSTRIA | CID002556 | |
| Prioksky Plant of Non-Ferrous Metals | RUSSIAN FEDERATION | CID001386 | |
| PT Alam Lestari Kencana | INDONESIA | CID001393 | |
| PT Aneka Tambang (Persero) Tbk | INDONESIA | CID001397 | |
| PT Artha Cipta Langgeng | INDONESIA | CID001399 | |
| PT ATD Makmur Mandiri Jaya | INDONESIA | CID002503 | |
| PT Babel Inti Perkasa | INDONESIA | CID001402 | |
| PT Babel Surya Alam Lestari | INDONESIA | CID001406 | |
| PT Bangka Putra Karya | INDONESIA | CID001412 | |
| PT Belitung Industri Sejahtera | INDONESIA | CID001421 | |
| PT BilliTin Makmur Lestari | INDONESIA | CID001424 | Active |
| PT Donna Kembara Jaya | INDONESIA | CID002473 | |
| PT Fang Di MulTindo | INDONESIA | CID001442 | |
| PT HP Metals Indonesia | INDONESIA | CID001445 | |
| PT Inti Stania Prima | INDONESIA | CID002530 | |
| PT Karimun Mining | INDONESIA | CID001448 | |
| PT Koba Tin | INDONESIA | CID001449 | |
| PT Mitra Stania Prima | INDONESIA | CID001453 | |
| PT Panca Mega Persada | INDONESIA | CID001457 | |
| PT Pelat Timah Nusantara Tbk | INDONESIA | CID001486 | |
| PT Prima Timah Utama | INDONESIA | CID001458 | |
| PT Rajwa International | INDONESIA | CID002475 | |
| PT Sariwiguna Binasentosa | INDONESIA | CID001463 | |

| | | | |
|---|---|---|---|
| PT Seirama Tin investment | INDONESIA | CID001466 | |
| PT Singkep Times Utama | INDONESIA | CID002476 | |
| PT Sumber Jaya Indah | INDONESIA | CID001471 | |
| PT Supra Sukses Trinusa | INDONESIA | CID001476 | |
| PT Tinindo Inter Nusa | INDONESIA | CID001490 | |
| PT Tirus Putra Mandiri | INDONESIA | CID002478 | |
| PT Tommy Utama | INDONESIA | CID001493 | |
| PT Wahana Parkit Jaya | INDONESIA | CID002479 | |
| PT Yinchendo Mining Industry | INDONESIA | CID001494 | |
| PT.HANJAYA PERKASA METALS | INDONESIA | CID002287 | |
| PX Précinox SA | SWITZERLAND | CID001498 | |
| Rui Da Hung | TAIWAN | CID001539 | Active |
| Sabin Metal Corp. | UNITED STATES | CID001546 | |
| Samduck Precious Metals | KOREA, REPUBLIC OF | CID001555 | |
| SAMWON METALS Corp. | KOREA, REPUBLIC OF | CID001562 | |
| Sanher Tungsten Vietnam Co., Ltd. | VIETNAM | CID002538 | |
| Schone Edelmetaal | NETHERLANDS | CID001573 | |
| Shandong Zhaojin Gold & Silver Refinery Co. Ltd | CHINA | CID001622 | |
| Shanghai Jiangxi Metals Co. Ltd | CHINA | CID001634 | |
| Sichuan Tianze Precious Metals Co., Ltd | CHINA | CID001736 | |
| So Accurate Group, Inc. | UNITED STATES | CID001754 | |
| SOE Shyolkovsky Factory of Secondary Precious Metals | RUSSIAN FEDERATION | CID001756 | Active |
| Soft Metais, Ltda. | BRAZIL | CID001758 | |
| Tejing (Vietnam) Tungsten Co., Ltd. | VIETNAM | CID001889 | |
| The Great Wall Gold and Silver Refinery of China | CHINA | CID001909 | |
| The Refinery of Shandong Gold Mining Co. Ltd | CHINA | CID001916 | |
| Tongling nonferrous Metals Group Co.,Ltd | CHINA | CID001947 | |
| Torecom | KOREA, REPUBLIC OF | CID001955 | Active |
| Wolfram Company CJSC | RUSSIAN FEDERATION | CID002047 | |
| Xinhai Rendan Shaoguan Tungsten Co., Ltd. | CHINA | CID002095 | |
| XinXing HaoRong Electronic Material CO.,LTD | CHINA | CID002508 | |
| YAMAMOTO PRECIOUS METAL CO., LTD. | JAPAN | CID002100 | |
| Yokohama Metal Co Ltd | JAPAN | CID002129 | Active |
| Yunnan Chengfeng Non-ferrous Metals Co.,Ltd. | CHINA | CID002158 | Active |
| Yunnan Copper Industry Co Ltd | CHINA | CID000197 | |
| Zhongyuan Gold Smelter of Zhongjin Gold Corporation | CHINA | CID002224 | |
| Zijin Mining Group Co. Ltd | CHINA | CID002243 | |

Active smelters have committed to undergo a Conflict Free Smelter Program audit by the CFSI.